Consent of Independent Registered Public Accounting Firm

We consent to the use of our reports: (1) dated February 18, 2005 with respect to the statutory-basis financial statements and schedules of Transamerica Life Insurance Company, (2) dated February 18, 2005 with respect to the statutory-basis financial statements and schedules of Transamerica Life Insurance and Annuity Company, and (3) dated March 25, 2005 with respect to the subaccounts of Separate Account VA-8, which are available for investment by contract owners of TransMark Optimum Choice Variable Annuity, included in Amendment No. 7 to the Registration Statement (Form N-4 No. 811-09859) under the Investment Company Act of 1940 and related Supplement to the Prospectus and Supplement to the Statement of Additional Information of TransMark Optimum Choice Variable Annuity.

/s/Ernst & Young LLP

Des Moines, Iowa
September 28, 2005